SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Oramed Pharmaceuticals Inc.

(Name of Issuer)

Common Stock par value $0.012 per share

(Title of Class of Securities)

68403P203

(CUSIP Number)

Nadav Kidron

c/o Oramed Pharmaceuticals Inc.

1185 Avenue of the Americas, Third Floor, New York, NY 10036

(844) 967-2633

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	Schedule 13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Nadav Kidron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check If Disclosure of Legal Proceedings is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,124,843(1)
	8.	Shared Voting Power 218,603(2)
	9.	Sole Dispositive Power 1,124,843(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 4.1%(3)
14.	Type of Reporting Person IN

(1)	Includes 386,634 shares of common stock issuable upon the exercise of outstanding stock options and 89,636 shares of common stock underlying vested Restricted Stock Units (“RSUs”) that are issuable upon request, all exercisable within 60 days of August 19, 2021.
(2)	Consists of 218,603 shares of common stock held by Xiaopeng Li, a former director of the Company, as more fully described in Item 6 below.
(3)	Based upon 32,514,145 shares of Common Stock issued and outstanding as of July 14, 2021, as reported in Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on July 28, 2021.

CUSIP No. 68403P203	Schedule 13D/A	Page 3 of 6 Pages

This Amendment No. 5 to Schedule 13D, which amends and supplements the Schedule 13D initially filed with the SEC on March 6, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 11, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on February 3, 2014, Amendment No. 3 to Schedule 13D filed with the SEC on December 29, 2015 and Amendment No. 4 to Schedule 13D filed with the SEC on July 20, 2018 (as amended, the “Schedule 13D”) by Nadav Kidron (the “Reporting Person”), is being filed to reflect a material change in the percentage of the Common Stock, $0.012 par value per share (the “Common Stock”), of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Person, as more fully described in Item 6 below. As a result of the transaction described herein, the Reporting Person will cease to be the beneficial owner of more than 5% of the shares of Common Stock. The filing of this Amendment No. 5 constitutes an exit filing for the Reporting Person.

Item 1.	Security and Issuer.

This Amendment No. 5 relates to the Common Stock of the Issuer.

The principal executive offices of the Issuer are located at 1185 Avenue of the Americas, Third Floor, New York, NY 10036.

Item 2.	Identity and Background.

There have been no material changes to the information previously reported in Item 2 of the Schedule 13D with respect to the Reporting Person. The Reporting Person’s current address is 1185 Avenue of the Americas, Third Floor, New York, NY 10036.

Item 3.	Source and Amount of Funds or Other Consideration.

There have been no material changes to the information previously reported in Item 3 of the Schedule 13D with respect to the Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The appointment of the Reporting Person as proxy and attorney in fact of Hefei Tianhui Incubator of Technologies Co., Ltd. (“HTIT”) with respect to 1,155,367 shares of Common Stock (the “HTIT Shares”) was terminated on August 19, 2021, as more fully described in Item 6 below.

CUSIP No. 68403P203	Schedule 13D/A	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided herein is based upon 32,514,145 shares of Common Stock issued and outstanding as of July 14, 2021, as reported in Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on July 28, 2021.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 on page 2.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 1,343,446, which represents approximately 4.1% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of options to purchase shares of the Common Stock and vested RSUs. This includes 864,312 shares of Common Stock of the Issuer acquired by the Reporting Person on March 3, 2006 pursuant to a private placement. In addition, the Issuer has granted to the Reporting Person options to purchase shares of Common Stock (“Options”) to purchase an aggregate of 386,634 shares of Common Stock of the Issuer exercisable within 60 days of August 19, 2021. The Issuer granted Options to the Reporting Person as follows:

●	On August 2, 2007, the Issuer granted 70,834 Options to the Reporting Person (all such Options have since expired).

●	On May 7, 2008, the Issuer granted 72,000 Options to the Reporting Person under the Issuer’s 2008 Stock Incentive Plan (as amended, the “2008 Plan”) at an exercise price of $6.48 per share; 12,000 of such Options vested immediately on the date of grant and the remainder vested in twenty equal monthly installments, commencing on June 30, 2008 (all such Options have since expired).

●	On April 21, 2010, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $5.88 per share; 9,000 of such Options vested immediately on the date of grant and the remainder vested in twenty-one equal monthly installments, commencing on May 31, 2010 (all such Options have since expired).

●	On August 8, 2012, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $4.08 per share; 21,000 of such Options vested immediately on the date of grant and the remainder vested in seventeen equal monthly installments, commencing on August 31, 2012. The Options have an expiration date of August 8, 2022.

●	On April 9, 2014, the Issuer granted 47,134 Options to the Reporting Person under the 2008 Plan at an exercise price of $12.45 per share; 15,710 of the Options vested on April 30, 2014, and 3,928 Options vested on the last day of each month thereafter. The Options have an expiration date of April 9, 2024.

●	On June 30, 2017, the Issuer granted 147,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $7.77 per share; 49,000 of the Options vested on December 31, 2017, and 49,000 Options vest on each of December 31, 2018 and December 31, 2019, subject to the Company share price reaching the target of $9.50 and $12.50 per share, respectively. The Options have an expiration date of June 30, 2027.

●	On January 31, 2018, the Issuer granted 97,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $8.14 per share; the Options vest in four equal installments of 24,250 on each of January 1, 2019, January 1, 2020, January 1, 2021 and January 1, 2022. The Options have an expiration date of January 31, 2028.

●	On September 11, 2019, the Issuer granted 196,500 Options to the Reporting Person under the Issuer’s 2019 Stock Incentive Plan (the “2019 Plan”), at an exercise price of $3.16 per share; 49,125 of the Options vested on each of December 31, 2019 and December 31, 2020, and 49,125 of the Options vest on each of December 31, 2021 and December 31, 2022. The Options have an expiration date of September 12, 2029.

●	On January 8, 2020, the Issuer granted 190,000 Options to the Reporting Person under the Issuer’s 2019 Plan, at an exercise price of $4.80 per share; 47,500 of the Options vested on December 31, 2020 and 47,500 of the Options vest on each of December 31, 2021, December 31, 2022 and December 31, 2023. The Options have an expiration date of January 8, 2030.

●	On February 3, 2021, the Issuer granted 150,000 Options to the Reporting Person under the Amended and Restated 2019 Stock Incentive Plan at an exercise price of $10.40 per share; the Options vest in four equal installments of 37,500 on each of December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024. The Options have an expiration date of February 3, 2031.

CUSIP No. 68403P203	Schedule 13D/A	Page 5 of 6 Pages

In addition, the Issuer has granted to the Reporting Person RSUs under the 2008 Plan as follows:

●	9,788 RSUs were granted under the 2008 Plan and vested in two equal installments, each of 4,894 shares, on November 30 and December 31, 2014. The shares of Common Stock underlying the RSUs will be issued upon request of the grantee.

●	79,848 RSUs were granted under the 2008 Plan and vested in 23 installments consisting of one installment of 6,654 shares on February 28, 2015 and 22 equal monthly installments of 3,327 shares each, commencing March 31, 2015. The shares of Common Stock underlying the RSUs will be issued upon request of the grantee.

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,124,843 shares of Common Stock of the Issuer.

The Reporting Person has shared power, together with Ms. Li, to vote or direct the vote of 218,603 shares of Common Stock of the Issuer.

(c) On August 9, 2021, the Reporting Person sold 220,000 shares of Common Stock of the Issuer in multiple transactions at prices ranging from $20.00 to $21.03, inclusive, pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on June 18, 2021.

(d) No person, other than the Reporting Person and, with respect to the Li Shares, Ms. Li, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 19, 2021, the proxy held by the Reporting Person over the HTIT Shares was terminated.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Securities Purchase Agreement between Oramed Pharmaceuticals, Inc. and Hefei Tianhui Incubator of Technologies Co., Ltd., dated November 30, 2015.*

Exhibit 10.2	Letter Agreement between Nadav Kidron and Xiaopeng Li, dated November 21, 2016.**

*	Included as an exhibit to the Schedule 13D/A filed on December 29, 2015.
**	Included as an exhibit to the Schedule 13D/A filed on July 20, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2021

/s/ Nadav Kidron
NADAV KIDRON

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).